Exhibit 12.1

AMERICAN WATER WORKS COMPANY, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	12 Months ended
	2004	2005	2006	2007	2008
Income (loss) from continuing operations before income taxes	$125,428	$(224,151)	$(108,938)	$(255,519)	$(450,594)

Fixed Charges:
Interest, dividend on Mandatory redeemable preferred shares and amortization of debt discount and expenses and premium on all indebtedness	319,731	349,851	371,247	288,257	291,275
Interest factor in rentals	10,526	11,554	12,045	11,637	12,054
Interest costs from discontinued operations	67	21	(322)	(56)	—

Total fixed charges	330,324	361,426	382,970	299,838	303,329

Income from continuing operations plus fixed charges	455,752	137,275	274,032	44,319	(147,265)

Preferred dividend requirements	225	225	225	225	225
Ratio of pre-tax income (loss) to net income (loss)	2.12	0.81	0.70	0.75	0.80
Preferred dividend factor (1)	478	183	157	168	180
Total fixed charges	330,324	361,426	382,970	299,838	303,329

Total fixed charges and preferred dividends	330,801	361,609	383,128	300,006	303,509

Ratio of earnings to combined fixed charges and preferred dividends (2)	1.38	—	—	—	—

For purposes of calculating the ratio of earnings to combined fixed charges and preferred dividends, earnings consists of income (loss) from continuing operations before income taxes including the effect of allowance for funds used during construction, referred to as AFUDC, plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs, interest on mandatory redeemable preferred stock, and a portion of rent expense that management believes is representative of the interest component of rental expense. Fixed charges have not been reduced for the effect of AFUDC. In addition, we had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

(1)	Represents the amount of pre-tax earnings required to cover the dividends associated with preferred stock without mandatory redemption requirements.
(2)	For the years ended December 31, 2005, 2006, 2007 and 2008 earnings were insufficient to cover fixed charges and there was a deficiency of $224.3 million, $109.1 million, $255.7 million and $450.8 million, respectively.

AMERICAN WATER CAPITAL CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	12 Months ended December 31,
	2004	2005	2006	2007	2008
Income (loss) from continuing operations before income taxes	$—	$—	$—	$—	$—
Fixed Charges:
Interest, dividend on Mandatory redeemable preferred shares and amortization of debt discountand expenses and premium on all indebtedness	66,093	103,733	134,390	148,128	192,697

Total fixed charges	66,093	103,733	134,390	148,128	192,697

Income from continuing operations plus fixed charges	66,093	103,733	134,390	148,128	192,697

Total fixed charges	66,093	103,733	134,390	148,128	192,697
Total fixed charges and preferred dividends	66,093	103,733	134,390	148,128	192,697

Ratio of earnings to combined fixed charges and preferred dividends	1.00	1.00	1.00	1.00	1.00

For purposes of calculating the ratio of earnings to fixed charges, earnings consists of income (loss) from continuing operations before income taxes including the effect of allowance for funds used during construction, plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs, interest on mandatory redeemable preferred stock, and a portion of rent expense that management believes is representative of the interest component of rental expense. Fixed charges have not been reduced for the effect of AFUDC. In addition, we had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.